UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
BRAKES TO GO, INC.

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Nevada

> *Date of organization*
> April 6, 2021

Physical address of issuer
5214 Burleson Rd Ste 209, Austin, Texas 78744

Website of issuer
https://brakestogo.com/

Current number of employees
13

Filer EDGAR CIK
0001784785

Filer EDGAR CCC
kqt8fb$b

Filer EDGAR Password
$bgkwbkg9wbn

Filer EDGAR PMAC
wm*2hwns

Submission Contact Person Information

   Name
   Randall C. Huntsinger

   Phone Number
   (512) 707-9909

   Email Address
   randall@brakestogo.com

   Notification Email Address
   randall@brakestogo.com

Signatories

   Name
   Randall Huntsinger

   Signature

   Title
   CEO

   Email
   randall@brakestogo.net

   Date
   August 21, 2024